UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IESI-BFC Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

44951D108

(CUSIP Number)

March 29, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 44951D108		13G
[Repeat this page as necessary]

1	Names of Reporting Persons: TC Carting III, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person: OO

1	Names of Reporting Persons: Thayer Equity Investors IV, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person: PN

1	Names of Reporting Persons: TC Equity Partners IV, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person: OO, RIA

1	Names of Reporting Persons: Thayer | Hidden Creek Partners, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power: 0

	6	Shared Voting Power: 0

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.0%

12	Type of Reporting Person: OO

This Amendment No. 2 to Schedule 13G hereby amends, as set forth below, the information contained in Amendment No. 1 to the Schedule 13G filed by the Reporting Persons (as defined below) with respect to the Company (as defined below) on February 10, 2011.

Item 1(a)		Name of Issuer: IESI-BFI Ltd. (the “Company”).
Item 1(b)		Address of Issuer’s Principal Executive Offices: 135 Queen’s Plate Road, Suite 300 Toronto, Ontario, Canada M9W 6V1

Item 2(a)

Name of Person Filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant  to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”): TC Carting III, L.L.C. (“Carting”), Thayer Equity Investors IV, L.P. (“Investors IV”), TC Equity Partners IV, L.L.C. (“Partners IV”), and Thayer | Hidden Creek Partners, L.L.C. (“THC Partners”, and together with Carting, Investors IV, and Partners IV, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)

Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, DC 20004.

Item 2(c)		Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware.
Item 2(d)		Title of Class of Securities: Common Stock
Item 2(e)		CUSIP No.: 44951D108

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4	Ownership:
(a) Amount beneficially owned and (b) Percent of class:

On March 29, 2011, Carting sold all 10,906,195 shares of Common Stock of the Company that it held and, as a result, is no longer a beneficial owner of any of the Company’s Common Stock.

Investors IV is the managing member of Carting and controls decision-making for Carting.  Partners IV is the general partner of Investors IV and controls decision-making for Investors IV.  THC Partners is the managing member of Partners IV and controls decision-making for Partners IV.  A four-person committee at THC Partners ultimately is responsible for making decisions with respect to the voting and disposition of the shares held by Carting.  By virtue of these relationships, each of Investors IV, Partners IV and THC Partners may have been deemed to have had indirect beneficial ownership of the 10,906,195 shares of Common Stock held by Carting.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it was the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13 of the Act or otherwise, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) Number of shares as to which such person has:
(1) Sole power to vote or direct the vote: See Item 5 of each cover page
(2) Shared power to vote or direct the vote: See Item 6 of each cover page
(3) Sole power to dispose or direct the disposition: See Item 7 of each cover page
(4) Shared power to dispose or direct the disposition: See Item 8 of each cover page

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

Item 9	Notice of Dissolution of Group:
Not applicable

Item 10	Certification:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2011

TC CARTING III, L.L.C.

By: Thayer Equity Investors IV, L.P.
Its: Managing Member

By: TC Equity Partners IV, L.L.C.
Its: General Partner

By: Thayer | Hidden Creek Partners, L.L.C.
Its: Managing Member

	By:	/s/ Lisa Costello
Name: Lisa Costello
Title: Treasurer and CFO

THAYER EQUITY INVESTORS IV, L.P.

By: TC Equity Partners IV, L.L.C.
Its: General Partner

By: Thayer | Hidden Creek Partners, L.L.C.
Its: Managing Member

	By:	/s/ Lisa Costello
Name: Lisa Costello
Title: Treasurer and CFO

TC EQUITY PARTNERS IV, L.L.C.

By: Thayer | Hidden Creek Partners, L.L.C.
Its: Managing Member

By:	/s/ Lisa Costello
Name: Lisa Costello
Title: Treasurer and CFO

THAYER | HIDDEN CREEK PARTNERS, L.L.C.

By:	/s/ Lisa Costello
Name: Lisa Costello
Title: Treasurer and CFO